February 4, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attn: Abby Adams, Division of Corporate Finance

Re:	Bestway, Inc.
Revised Schedule 14A filed December 30, 2004
File No. 0-08568

Revised Schedule 13E-3 filed December 30, 2004
File No. 5-19828

Annual Report on Form 10-K
For the year ended July 31, 2004
Filed December 30, 2004

Ladies and Gentlemen:

On behalf of Bestway, Inc. a Delaware corporation (the “Company”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 14, 2005, relating to the above-referenced Schedule 14A, Schedule 13E-3 and Annual Report on Form 10-K. Capitalized terms used herein but not otherwise defined have the meanings ascribed to such terms in such Schedule 14A, Schedule 13E-3 or Annual Report, as applicable.

Schedule 13E-3

Comment 1. As the proxy statement is not in definitive form, the revised proxy should not be filed as a definitive revised proxy. Be certain to use the appropriate EDGAR header tags when filing your next amended Schedule 14A and Schedule 13E-3.

Response 1. The appropriate EDGAR tags have been used for the amended Schedule 14A and Schedule 13E-3. The Company previously filed a definitive proxy statement. Based on discussions with the Commission (Jacob Fine Helfman), all revised proxy statements should be filed as amendments to the definitive proxy statement.

February 4, 2005

Comment 2. We note your responses to comments 3 and 4. Revise the document to indicate when the company first learned that O’Donnell and Masur would support a going private transaction. We note the disclosure on pages x-xi that the company could obtain approval through majority written consent.

Response 2. The following sentence has been added to the paragraph beginning “On November 1, 2004” in the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split”:

“Simultaneously with the approval of the going-private transaction, the Board of Directors confirmed that the Affiliated Persons, including its majority stockholder O’Donnell & Masur, L.P., would approve the transaction. From the time when the Board of Directors first discussed whether taking the Company private would be in the best interests of the Company, O’Donnell & Masur indicated that it would support such a transaction.”

Comment 3. We note your response to comment 4 with respect to Mr. O’Donnell’s beneficial ownership of the shares. It appears that Mr. O’Donnell has beneficial ownership over the shares held by O’Donnell and Masur according to Rule 13d-3. As such, please revise the beneficial ownership table, and the remainder of the document where applicable, to attribute the shares held by O’Donnell and Masur to Mr. O’Donnell, or provide us your detailed analysis regarding why he does not beneficially own the shares. Although one may disclaim beneficial ownership, this does not affect disclosure of beneficial ownership in the table. Revise Note 2 to the table accordingly. Furthermore, it appears that Mr. O’Donnell shares beneficial ownership over the shares. Provide us more detailed information regarding his voting and/or investment power over the shares and whether anyone else, such as the individual(s) holding the other 50% interest in the general partnership are beneficial owners of the shares and should be included in the beneficial ownership table.

Response 3. Mr. O’Donnell is a 50% partner in O’Donnell & Masur, a Delaware general partnership (the “GP”), which owns a 1% general partner interest in O’Donnell & Masur, L.P. and is entitled to distributions. The beneficial ownership table has been revised to reflect Mr. O’Donnell’s beneficial ownership of the shares held by O’Donnell & Masur. Mark C. Masur owns the other 50% interest in the GP. Mr. Masur has been added to the beneficial ownership table.

February 4, 2005

Comment 4. We note your response to comment 4 with respect to other board members who have partnership interests in O’Donnell and Masur. It appears that these relationships should be disclosed as required by Item 5 of Schedule 13E-3. Please revise or advise.

Response 4. To clarify, O’Donnell & Masur, a Delaware general partnership (the “GP”), as the general partner of O’Donnell & Masur, L.P., owns a 1% interest in O’Donnell & Masur and is entitled to certain distributions. The GP is owned equally by James A. O’Donnell and Mark C. Masur. Mr. Masur has transferred his economic interest in the GP to O’Donnell Group, L.P., a Delaware limited partnership. Mr. O’Donnell owns a 16.667% general partner interest in O’Donnell Group and each of Messrs. Kraemer, Hinterlong and Waghorne owns a 20.833%, 20.833% and 41.667%, respectively, limited partner interest in O’Donnell Group. The following paragraph has been added to the section entitled “Certain Relationships and Related Transactions”:

“Each of Messrs. Kraemer and Hinterlong owns a 20.833% limited partner interest in O’Donnell Group, L.P., a Delaware limited partnership. In December 2003, O’Donnell Group purchased the economic interests relating to a 50% partner interest in O’Donnell & Masur, a general partnership which owns a 1% general partner interest in O&M, from Mr. Masur. Mr. Masur retained all voting rights with respect to such partner interest in O’Donnell & Masur. The economic interests entitle O’Donnell Group to Mr. Masur’s proportionate share of any distributions to the general partner from O&M, which owns approximately 51% of the Company’s outstanding Common Stock. Mr. Hinterlong is an “independent director” as defined by Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards, and the Board of Directors does not believe that his interests in O’Donnell Group interferes with his independence or his exercise of judgment.”

Special Factors

Effects on Stockholders With 100 or More Shares of Common Stock, page vii

Comment 5. Please specify the financial information about the company that the DGCL requires you to distribute to shareholders.

February 4, 2005

Response 5. The DGCL does not require any financial information to be distributed to stockholders. To clarify, the second paragraph of the section entitled “Special Factors – Effects on Stockholders With 100 or More Shares of Common Stock” has been revised to read as follows:

“Unless otherwise required by law, we do not currently intend to distribute any more financial or other Company information to stockholders.”

Federal Income Tax Consequences, page viii

Comment 6. Please quantify the net operating loss carryforwards that may be utilized by the company. With a view toward disclosure, tell us whether the availability of the carryforwards impacted the decision to engage in this form of transaction or to engage in this transaction at this time. See Item 1013(b) and (c) of Regulation M-A.

Response 6. The amount of the net operating loss carryforwards that may be used by the Company is $4,924,864. The Company believes that the full amount of the net operating loss carryforwards will be utilized in future carryforward periods. Based on certain tax planning strategies and the projected forecasts of the Company, the Company believes this is a reasonable conclusion. The availability of the net operating loss carryforwards did not impact the decision to engage in this form of transaction or to engage in this transaction at this time. The reasons for going private are discussed more fully in the proxy statement in the section entitled “Special –Reasons for the Reverse Stock Split” and “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split.”

Fairness of the Transaction. page ix

Comment 7. We reissue comment 24. Our comment sought clarification regarding what consideration the board and special committee gave to the fact that the financial advisor’s opinion is addressed to the company as well as unaffiliated security holders. It appears that the inclusion of the company in this determination could affect the outcome.

Response 7. The opinion of Southwest Securities has been revised to address the security holders only. Throughout the proxy statement, corresponding references regarding the fairness opinion as it relates to the Company have been deleted.

Comment 8. We reissue comment 27. It is unclear whether the board and special committee found that the transaction was procedurally and substantively fair to each group of unaffiliated security holders independently, or whether they have made this determination with respect to all of the unaffiliated security holders as a whole. Please revise to clarify.

Response 8. The board and Special Committee found that the transaction was procedurally and substantively fair to each group of unaffiliated security holders (i.e., the unaffiliated Cashed Out Stockholders and unaffiliated Continuing Stockholders), independently.

February 4, 2005

The sections of the proxy statement entitled “Special Factors – Fairness of the Transaction” and “Special Factors – Fairness of the Transaction – Advantages of the Reverse/Forward Stock Split” have been revised to clarify this point.

Comment 9. Refer to the first and second-to-last sentences in the carryover paragraph on pages x-xi. Please clarify how seeking a shareholder vote supports the procedural fairness determination where the proposal is not structured to require approval of a majority of the unaffiliated security holders.

Response 9. The following language has been added to the section entitled “Special Factors – Fairness of the Transaction – Advantages of the Reverse/Forward Stock Split” and, accordingly, certain language in such section has been deleted as indicated in the blacklined copy of the Proxy Statement included with this letter:

“Procedural Fairness”

Factors Considered

To ensure procedural fairness, the Board of Directors established the Special Committee comprised solely of independent directors and deferred control of evaluation and structure of the transaction to their review. The Special Committee (i) used its best efforts to negotiate the terms of the transaction on an arms-length basis by taking precautions such as hiring outside counsel to represent the Special Committee and hiring an independent financial advisor to give a fairness opinion and (ii) fully informed itself of all aspects of the transaction through attendance at and participation in Special Committee meetings at which counsel to the Special Committee and the independent financial advisor provided information and advice.

In determining whether to approve the transaction, and in determining the fairness of the terms of the transaction to the unaffiliated stockholders, the Special Committee considered the following factors, each of which, in the view of the Special Committee, supported the determination to recommend approval of the transaction: (i) current market prices for the Company’s stock; (ii) historical market prices of the Company’s stock; (iii) the net book value of the Company; (iv) liquidation value; going concern value; and (iv) the presentation and opinion of Southwest Securities, as set forth in “Opinion of the Financial Advisor”.

The Special Committee did not consider separately each aforementioned factor, nor did it assign specific weight to the factors in a formulaic fashion, and did not make a

February 4, 2005

determination as to why any particular specified factor, as a result of the deliberations by the Special Committee, should be assigned any weight. That said, the Special Committee relied on and participated in the presentations by Southwest Securities described in “Opinion of the Financial Advisor”. Although the members of the Special Committee are not experts in the areas addressed by Southwest Securities, the Special Committee adopted as appearing reasonable the analysis of the factors presented by Southwest Securities.”

Advantages of the Reverse/Forward Stock Split page xii

Comment 10. We note your response to our prior comment number 27 that the liquidation value was not considered helpful in part because the company will continue as a private company. The fact that the company does not intend to liquidate does not necessarily mean that an analysis using the liquidation value is not appropriate. In this regard, please refer to Question and Answer No. 20 of Exchange Act Release No. 17719 (April 13,1981). Please expand your explanation as to why liquidation value is not an appropriate basis for comparison in order to determine if that consideration offered is fair. In addition, it is unclear whether you have addressed the remaining factors in Instruction 2 to item 1014. For example, we are unable to locate your discussion of going concern value and net book value. Please revise or advise. Finally, the disclosure of the factors considered by the board and special committee is confusing in that the factors considered in determining fairness are spread out through this section and the above section. For example, it is unclear why you have included disclosure of the net book value, current and historical market prices, liquidation value, lack of fine offers, etc. in the section addressing the advantages of the splits. Also, it is often unclear which factors were considered by the board in reaching its fairness determinations and which factors were considered by the special committee. Revise the document to clarify the factors considered by the board and special committee in reaching their respective fairness determinations, and clarify what consideration each gave to each factor. For example, we are unable to locate the discussion of what consideration the board or special committee gave to book value. See page xii, where you indicate that net book value is “discussed in greater detail below.” Finally, we note that the factors considered in making the procedural fairness determinations are similarly difficult to locate because they appear before, during and after the discussion of the advantages and disadvantages of the transactions.

February 4, 2005

Response 10. The disclosure regarding liquidation value discussed in the section entitled “Special Factors – Fairness of the Transaction – Advantages of the Reverse/Forward Stock Split” has been deleted in its entirety and replaced by the following:

“Although the Special Committee considered liquidation value, significant emphasis was not placed on the results primarily because of the composition of the Company’s balance sheet. The balance sheet of companies in the rent-to-own industry is rather clear regarding asset and liability values. Assets consist primarily of depreciated inventory that is close to market value, and liabilities are fairly straight-forward. Because of the limited number of shares that are being cashed out and because no change of control will occur as a result of the transaction, the premium over market price shown by liquidation value is not a fair method of determining price in this transaction when compared to the analyses prepared by Southwest Securities, namely historical market price, comparable public company analysis, merger and acquisition comparisons, discounted cash flow analysis, and reverse split going private transaction analysis. The Special Committee reasonably believes that the liquidation value of the Company’s assets would not materially differentiate from the carrying value on the balance sheet, net of book value. Thirteen dollars per share represents a multiple of 2.9x tangible book value per share.

Southwest Securities presented its analysis of going concern and net book value in its presentation, primarily in the context of its discounted cash flow analysis. The Special Committee reviewed the presentation, and although not an expert in the field, reasonably believes that the report by Southwest Securities is correct and the resulting transaction price of $13.00 is fair when taking into consideration these analyses.”

The following paragraph has been added to the very end of the section entitled “Special Factors – Fairness of the Transaction – Disadvantages of the Reverse/Forward Stock Split”:

“The Board of Directors relied on the procedures instituted by the Special Committee in their efforts to ensure procedural fairness and substantive fairness. The Special Committee had absolute discretion in the retention of its advisors and in reviewing, evaluating, and recommending a proposal to the entire Board of Directors. The factors that the Special Committee relied on, which are discussed above, were discussed with the Board of Directors by the Special Committee and were contained in the presentations by Southwest Securities and the recommendation from the Special Committee. In addition to its review of the presentation by Southwest Securities and the recommendation by the Special Committee, the Board of Directors relied on the independence and competence of the Special Committee and its advisors when the Board of Directors voted unanimously to adopt the Special Committee’s recommendation to go private.”

February 4, 2005

Discounted Cash Flow Analysis. Pages xix

Comment 11. Please disclose the projections provided by management that were used in this analysis.

Response 11. A summary table of the projections provided by management has been added to the section entitled “Special Factors – Opinion of Financial Advisor.”

Background of the Reverse/Forward Stock Split, page 9

Comment 12. We reissue comment 16. Revise to identify the individual who first raised the possibility of going private.

Response 12. The first sentence of the sixth paragraph of the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split” has been revised to read as follows:

“As early as March 29, 2000, at a Board of Directors’ meeting, Chairman of the Board R. Brooks Reed initiated the issue of whether taking the Company private would be in the best interests of the Company and its stockholders.”

Comment 13. We note your response to comment 17. Clarify why Stephen, Inc. was not contacted in September 2004.

Response 13. The following language has been added to the end of the paragraph beginning “On September 16, 2004” in the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split”:

“Next, the Special Committee and counsel discussed retention of a financial advisor to advise the Special Committee and identified potential candidates based on prior experiences and reputations for providing fairness opinions and/or in the rent-to-own industry. This discussion was based on the personal knowledge and experience of the Special Committee and counsel. Three candidates emerged and were scheduled to be interviewed by the Special Committee with counsel present. Stephens, Inc., who previously met with Mr. Kraemer and Mr. Reed in 2003, was not discussed as a candidate by either the Special Committee or counsel. Neither the Special Committee nor counsel to the Special Committee has any direct experience with Stephens, Inc. or any view on Stephens, Inc.’s reputation in providing fairness opinions or their experience with the rent-to-own industry. Stephens, Inc. was not identified as a potential candidate and was

February 4, 2005

not mentioned in the discussions regarding selection of candidates to interview with the Special Committee.”

Comment 14. We reissue comment 19. Revise to clarify how the special committee selected the price to be paid in the transaction.

Response 14. The following language has been added before the last sentence of the paragraph beginning “On October 26, 2004” in the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split”:

“In selecting $13.00 as a fair price for the consideration to be paid to the Cashed Out Stockholders, the Special Committee reviewed the report prepared by Southwest Securities and analyzed each valuation mechanism discussed by Southwest Securities. The Special Committee studied historical stock price and considered the summary valuations performed by Southwest Securities. Based on the Special Committee’s analysis of all of these factors and given the scope of the fairness range determined by Southwest Securities, the Special Committee selected $13.00 as the consideration price.”

Comment 15. Identify the members of the special committee on page 11. Disclose any conflicts of interest of the special committee. For example, disclose any ownership percentage in O’Donnell and Masur held by any member of the special committee. Clarify how the special committee members were chosen.

Response 15. The paragraph beginning “On June 22, 2004” in the section entitled “Proposal No. 1 Amendment to the Company’s Amended and Restated Articles of Incorporation – Background of the Reverse/Forward Stock Split” has been revised to identify Bernard J. Hinterlong and Jack E. Meyer as the members of the Special Committee and to clarify that they were chosen because they are “independent directors” as defined by Rule 4200(a)(15) of the National Association of Securities Dealers’ listing standards. While Bernard J. Hinterlong owns a 20.833% limited partner interest in O’Donnell Group, L.P. (as outlined in Response 4 above), the Company does not believe such interest is a conflict of interest. Nevertheless, the following sentence has been added to the end of the second paragraph of the section of the proxy statement entitled “Special Factors – Fairness of the Transaction”:

“Although Mr. Hinterlong owns a 20.833% limited partner interest in O’Donnell Group, L.P., which owns the economic interests associated with a 50% interest in the general partnership acting as the general partner of O’Donnell & Masur, the Company’s majority

February 4, 2005

stockholder, the Board of Directors does not believe that such ownership interest interferes with Mr. Hinterlong’s independence or his exercise of judgment.”

Accounting Comments

Comment 48

Comment 16. We note your response to prior comment 48. Supplementally advise us of where purchases of rental merchandise, considered to be leased assets or not, as an investing activity is prescribed in GAAP. It is not clear to us how your ownership argument supports your explanation, nor how it adequately addresses our concern. Paragraph 17c of FAS 95 suggests that classification as an investing activity is appropriate for property, plant and equipment, and other productive assets; however, rental merchandise is neither. Further, paragraph 21 of FAS 95 indicates that cash flows from operating activities are “generally the cash effects of transactions. . . that enter into the determination of net income.” Since you derive substantially all your net income from such rental agreements and fees, it would appear that classification of cash payments as operating cash is the only appropriate treatment. Also refer to paragraph 95 of FAS 95. Please advise or amend your Form 10-K to correct the accounting.

Response 16. Paragraph 15 of FAS 95 indicates that investing activities include acquisitions of productive assets and defines productive assets as “assets held for or used in the production of goods or services by the enterprise” As most of the Company’s rental assets are purchased with the intention of leasing them on a long term basis over the assets useful life without the customer ultimately obtaining ownership of the merchandise, the Company believes its rental assets meet the definition of a productive asset. Further, paragraph 24 states that the acquisition and sale of equipment to be used by the enterprise or rented to others generally are investing activities. In addition, paragraph 87 indicates that the presumption is that the acquisition or production of productive assets is an investing activity.

The Company acknowledges that cash receipts and cash payments may have aspects of more than one class of cash flows. However, paragraphs 24 and 87 indicate that the appropriate classification shall depend on the activity that is likely to be the predominant source of cash flows for the item. The predominant source of the Company’s cash flows is from rental fees on productive assets that it owns and not from merchandise sales since the majority of its customers never actually take ownership of the merchandise.

The Company also considered the example, in paragraphs 24 and 87, where the acquisition of productive assets would be classified as an operating activity. In this example, the assets are to be rented to others for a short period and then sold. The Company does not believe that this example illustrates its situation. The Company’s rental assets are typically not rented for a short period and then sold. Its assets are typically rented on a long term basis over an assets useful life which ranges from 12 to 30 months, and most commonly are not sold.

Although the Company recognizes the merits of the Commission’s argument supporting operating treatment, the Company believes treatment as an investing activity is appropriate pursuant to paragraphs 15, 17c, 24 and 87 of FAS 95 and the Company notes other companies in similar businesses that treat cash outflows for leased assets as investing activities.

Should the Commission require additional clarification regarding the Company’s position the Company would like to schedule a phone call with the Commission to discuss further.

February 4, 2005

Comment 49

Comment 17. We note your response to prior comment 49. It appears that $455 thousand is still unaccounted for at April 30, 2004, as follows. Please advise.

	At April 30, 2004
Impairment	1,041,849	From Note 4 of 10-Q
Cost of merchandise sold	534,258	From Income Statement

Subtotal	1,576,107
NBV retired	2,299,273	From Statement of Cash Flows

Difference	723,166
Recoveries	268,476	Per your 12/31/04 response

Unexplained difference	454,690

Response 17. The unexplained difference of $454,690 at April 30, 2004 relates to the cost of merchandise sold for the exercise of early purchase options during the nine months ended April 30, 2004. This amount was included as a component of the $8,775,926 of other operating expenses in the nine months ended April 30, 2004. This classification was revised in the July 31, 2004 Form 10-K, including all prior periods presented. The revision was treated as a reclassification as there was no impact on total costs and operating expenses, net income or earnings per share. In addition, this presentation will be reflected in all required future filings prior to the consummation of the going private transaction.

Comment 50

Comment 18. We note your response to prior comment 50. It does not appear that you are properly applying FAS 144 since it appears that, historically, you have not been able to recover the net carrying value of your assets. In order for us to reasonably determine your ability to recover your assets, supplementally provide how much of the $1,385,931 written off in 2004 impacts the recoverability of assets on your July 31, 2003 balance sheet, and how much of the $1,410,312 written off in 2003 impacts the recoverability of assets on your July, 31, 2002 balance sheet.

Response 18. The Company believes it is appropriately applying FAS 144 since, in accordance with paragraph 8 of FAS 144, it assesses recoverability of its rental merchandise whenever events or changes in circumstances indicate that the carrying amounts of rental merchandise may not be recoverable based on the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the merchandise. Paragraph 8 gives examples of such events or changes in circumstances including “a significant decrease in the market price of a long-lived asset” and/or “a significant adverse change in the extent or manner in which a long-lived asset is being used or in its physical condition.” In the Company’s business, events triggering impairments typically result from items becoming damaged or inoperable, deemed obsolete or not returned by the customer after becoming delinquent on rental payments. In accordance with FAS 144, the Company recognizes the write-down of rental merchandise in the period in which the event triggering the impairment occurs. The $1,385,931 and 1,410,312 of merchandise write-offs in 2004 and 2003, respectively, result from impairment events occurring in those periods and therefore had no impact on the recoverability of assets on the July 31, 2003 and July 31, 2002 balance sheets.

Should the Commission require additional clarification regarding the Company’s position the Company would like to schedule a phone call with you to discuss further.

February 4, 2005

If you have any questions regarding the foregoing, please do not hesitate to contact me at (214) 969-2807.

Sincerely,

/s/ AARON A. SCOW
Aaron A. Scow